SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 OF the Securities Exchange Act of 1934

For the month of February, 2014

(Commission File No. 1-15250)

Banco Bradesco S.A.

(Exact name of registrant as specified in its charter)

Bank Bradesco

(Translation of registrant’s name in English)

Cidade de Deus, Vila Yara
06029-900 Osasco, SP,

Federative Republic of Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F__

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes            No  X

1

Material Fact

Minutes of the Special Meeting #2,171, of

Banco Bradesco S.A.’s Board of Directors, held on February 10, 2014

CNPJ (Corporate Taxpayer’s ID) # 60.746.948/0001-12

NIRE (Companies Registration Number) 35.300.027.795.

The members of the Board of Directors were called together on the 10th day of the month of February, 2014, at 4 p.m., at the corporate head office, Cidade de Deus, 4o andar of the Prédio Vermelho, Vila Yara, Osasco, São Paulo, under the chairmanship of Mr. Lázaro de Mello Brandão. Mr. Carlos Alberto Rodrigues Guilherme held the function of secretary.  During the meeting, the Board Members, after considering the acquisition of 746,900 preferred shares issued by the Company to be held in treasury, occurred in the period from 1.31.2014 to 2.10.2014, which will no longer be entitled to receive the financial benefits that may be declared, resolved to amend and approve the Board of Executive Officers’ proposal, registered in the Special Meeting #1,888, of 1.30.2014, of that Body, for the payment of dividends to the Company’s shareholders, in addition to amounts already distributed to the shareholders, related to the year 2013, in the amount of R$853,857,874.85, whose values per share will be R$0.193826693 per common share and R$0.213209362 per preferred share. Thus:

•      The shareholders registered in the Company’s books on 2.10.2014 (declaration date) will be benefited. The Company’s shares will be traded “ex-right” on dividends from 2.11.2014 on.

•       The payment  will be made on 3.7.2014 by the declared amount, with no Withholding Income Tax, under the terms of the Article 10 of Law #9,249/95.

The dividends related to the shares held in custody at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Future Exchange) will be paid to the referred BM&FBOVESPA S.A., which will transfer them to the shareholders through the depository agents.

Taking into consideration the complementary dividends now approved, the interest and dividends distributed to the shareholders, related to the year 2013, total R$4,077,907,507.89.

Below, the demonstrative table of the values paid and to be paid related to 2013:

In R$

Monthly interest on shareholders’ equity paid from February/2013 to January/2014	972,751,912.18
Intermediary interest on shareholders’ equity of the 1st half paid	829,997,720.86
Subtotal – paid values	1,802,749,633.04
Complementary interest on shareholders’ equity to be paid on 3.7.2014	1,421,300,000.00
Dividends in addition to amounts already distributed to the shareholders to be paid on 3.7.2014	853,857,874.85
Subtotal – values to be paid	2,275,157,874.85
Total	4,077,907,507.89

Per share in R$

Type	Monthly interest on shareholders’ equity	Intermediary interest of the 1st half (1)	Complementary interest (2)	Complementary Dividends	Total
	paid		to be paid on 3.7.2014
Common share	0.225815904	0.188253558	0.322576529	0.193826693	0.930472684
Preferred share	0.248397492	0.207078914	0.354834182	0.213209362	1.023519950

Values net of Withholding Income Tax (per share):

(1)    Common share - R$0.160015524; Preferred share - R$0.176017077;

(2)    Common share - R$0.274190050; Preferred share - R$0.301609055.

Then, the Chairman stated that: 1) the Board of Executive Officers was authorized to take all the necessary steps so that the respective dividends were credited in an individualized manner, from this date on, to the shareholders’ share account at the Company; 2) for the shareholders with frozen accounts, the dividends amount must be maintained available in the Company, the same occurring in respect to those for which the number of CPF (Individual Taxpayer Identification Number) or CNPJ (Corporate Taxpayer Identification Number) is not indicated in the records, until such time as they satisfy the legal requirement.

There being no further business to be discussed, the meeting was adjourned and these Minutes were drawn up, which the present Board Members sign. ss) Lázaro de Mello Brandão, Antônio Bornia, Mário da Silveira Teixeira Júnior, João Aguiar Alvarez, Denise Aguiar Alvarez, Luiz Carlos Trabuco Cappi, Carlos Alberto Rodrigues Guilherme and Milton Matsumoto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

Date:   February 10, 2014

By:

Name: Luiz Carlos Angelotti

Title:   Executive Managing Officer and

          Investors Relation Officer